As confidentially submitted to the United States Securities and Exchange Commission on May 22, 2026.
This draft registration statement has not been publicly filed with the United States Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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AIOS Tech Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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British Virgin Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Room 407, Tower 2, Harbour Centre,

8 Hok Cheung Street, Hunghom,

Kowloon, Hong Kong

+852-400-6037-555

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Hermione Krumm, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

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Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses of AIOS Tech Inc. (the “Company”):

•        A prospectus relates to the resale from time to time by the selling shareholders identified herein of up to 3,000,000 Class A common shares, par value US$0.20 per share (“Class A Common Shares”), issued in a private placement completed on March 6, 2026, and up to 6,000,000 Class A Common Shares issuable upon exercise of warrants issued in such private placement. The share amounts reflect the Company’s 20-for-1 share consolidation effected on April 27, 2026; and

•        A prospectus (the “Universal Shelf Prospectus”) that covers the potential offering, issuance, and sale from time to time of AIOS Tech Inc.’s Class A Common Shares, warrants, rights and units of up to US$300,000,000 in one or more offerings.

The resale prospectus immediately follows this explanatory note. The Universal Shelf Prospectus will be supplemented by a prospectus supplement with the specific terms of any securities to be offered.

The Universal Shelf Prospectus is substantively identical to the Resale Prospectus, except for the following principal points:

•        they contain different outside and inside front covers and back covers;

•        they contain different The Offering sections beginning on page 8 and S-8, respectively;

•        they contain different Use of Proceeds sections on page 9 and S-9, respectively;

•        a Selling Shareholders section is included in the Resale Prospectus; and

•        they contain different Plan of Distribution sections on page 21 and S-22, respectively.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [_], 2026

PROSPECTUS

AIOS TECH INC.

Up to 3,000,000 Class A Common Shares

Warrants to Purchase Up to 6,000,0000 Class A Common Shares

Up to 6,000,000 Class A Common Shares Underlying the Warrants

This prospectus relates to the resale from time to time of (i) up to an aggregate of 3,000,000 Class A common shares of AIOS Tech Inc. (“we,” “us,” “our company,” “our,” “the Company,” or “AIOS”), par value $0.2 per share (“Class A Common Shares”), or the Resale Shares, (ii) up to 6,000,000 Class A Common Shares (the “Warrant Shares”) issuable upon exercise of warrants issued (“Warrants”), by the selling shareholders identified in this prospectus under “Selling Shareholders” (the “Selling Shareholders”). We refer to the Warrant Shares and the Resale Shares, collectively, as the “Resale Securities.”

On March 6, 2026, we issued 3,000,000 Class A Common Shares at the subscription price of US$8.0 per Class A Common Share and Warrants to purchase up to 6,000,000 Class A Common Shares in a private placement transaction pursuant to a securities purchase agreement with certain investors.

The Warrants will become exercisable on the ninetieth (90th) day following March 6, 2026 and will expire on the fifth (5th) anniversary of such date. Each Warrant will be exercisable at a price of US$16.00 per share with respect to 50% of the Class A Common Shares underlying such Warrant and US$20.00 per share with respect to the remaining 50% of the Class A Common Shares underlying such Warrant. The Warrants may also be exercised, in whole or in part, at any time after they become exercisable by means of a “cashless exercise” according to the formula set forth in the Warrants. For details, see “Risk Factors — Risks Related to Our Class A Common Shares and the Offering — We may not receive any cash proceeds from the exercise of the Warrants.”

We will not receive any of the proceeds from the sale of the Resale Securities by the Selling Shareholders. We are registering the offer and resale of the Resale Securities to permit the Selling Shareholders to resell their Class A Common Shares and the Warrant Shares issuable upon exercise of the Warrants from time to time in the public market.

The Selling Shareholders may sell all or a portion of the Resale Securities held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The names of any underwriters may be stated in the applicable prospectus supplement, if any such prospectus supplement is prepared. If the Resale Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Resale Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. For additional information on the methods of sale that may be used by the Selling Shareholders, see “Plan of Distribution” beginning on page 21 of this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the Resale Securities offered hereby.

Our Class A Common Shares are listed on the Nasdaq Capital Market under the symbol “AIOS”. On [•], the closing trading price of our Class A Common Shares was $[•].

AIOS was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. Prior to its strategic restructuring in late 2025, we were a holding company and conducted our business through our subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (“PRC”). Following the divestiture of our legacy businesses and the termination of the VIE structure in December 2025, we currently directly engage in SME financing solutions services in overseas markets (outside mainland China) and conduct our information technology services through our Hong Kong-based subsidiary, YD Network Technology Company Limited (“YD Network”). Investors in our Class A Common Shares are purchasing equity securities of a BVI holding company. While a portion of our operations is conducted directly by us, our information technology services business is conducted through our wholly owned Hong Kong subsidiary. As a result, we rely on our subsidiary for a portion of our operations and cash flows, and this holding company structure involves certain risks to investors. For details, see “Risk Factors” in this prospectus and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in Hong Kong” and “— Risks Related to Doing Business in China” in our most recent annual report on Form 20-F for the fiscal year ended December 31, 2025, or the 2025 Annual Report, which is incorporated by reference into this prospectus.

We face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in Hong Kong, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We face potential risks associated with regulatory approvals of offshore future offerings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. For example, recent regulatory actions undertaken by the PRC government, including the enactment of China’s new Data Security Law, the Measures for Cybersecurity Review, Personal Information Protection Law, Trial Administrative Measures on Overseas

Offering and Listing of Securities by Domestic Companies with five supporting Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our Class A Common Shares, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in Hong Kong” and “— Risks Related to Doing Business in China” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

In addition, our Class A Common Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s December 16, 2021 determination. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

If trading in our Class A Common Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our Class A Common Shares and trading in our Class A Common Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled Consolidated Appropriations Act, 2023 (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. For detailed description, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years.” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Cash may be transferred among AIOS and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from AIOS as needed in the form of capital contributions or shareholder loans directly or through the intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to AIOS directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the ability of AIOS to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to AIOS. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of AIOS or our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, none of our subsidiaries has declared or paid any dividends or made any distributions to their respective holding companies, including AIOS, nor does any of them have intention to do so. As of the date of this prospectus, AIOS has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors.

The share and per-share amounts in this prospectus reflect our 20-for-1 share consolidation effected on April 27, 2026 (the “Share Consolidation”). For additional information regarding the Share Consolidation, see “Prospectus Summary — Recent Development.”

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page 6 of this prospectus and risk factors set forth in our most recent annual report on Form 20-F (the “2025 Annual Report”), in other reports incorporated herein by reference, and in an applicable prospectus supplement.

We are a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Implications of Being a Foreign Private Issuer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026.

Prospectus

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the selling shareholders have authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F–3 that we filed with the Securities and Exchange Commission (the “SEC”). The Selling Shareholders may, from time to time, sell the Resale Securities offered by them described in this prospectus, as described under Plan of Distribution. We will not receive any proceeds from the sale by the Selling Shareholders of the Resale Securities offered by them described in this prospectus. Information about the Selling Shareholders may change over time. When the Selling Shareholders sell the Resale Securities under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement. Before purchasing any Resale Security, you should carefully read both this prospectus and the accompanying prospectus supplement, if any (and any applicable free writing prospectuses), together with the additional information described under the heading “Where You Can Find More Information and “Incorporation by Reference.”

Neither we nor the Selling Shareholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Shareholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

Before you invest in any securities offered by this prospectus, you should read this prospectus, any applicable prospectus supplements and the related exhibits to the registration statement filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•        “BVI” refers to British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act (as amended);

•        “China” or the “PRC” refers to the People’s Republic of China, including the special administrative region of Hong Kong and the special administrative region of Macao (“Hong Kong” and “Macao”, respectively), for purpose of this prospectus only; and only when this prospectus refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong and Macao. Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this prospectus also apply to any operations we may now or in the future carry out in Hong Kong or Macao;

•        “Class A Common Shares” refers to the Class A common shares of the Company, par value of $0.2 per share with one vote for each share;

•        “Class B Common Shares” refers to the Class B common shares of the Company, par value of $0.2 per share with five votes for each share;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

ii

•        “shares”, “Shares” or “Common Shares” refers to the Class A Common Shares and Class B Common Shares;

•        “US$,” “$” or “U.S. dollars” refers to the legal currency of the United States;

•        “we”, “us,” “AIOS Tech,” “AIOS,” or the “Company” refers to AIOS Tech Inc., and when describing the financial results of AIOS Tech Inc., also includes its subsidiaries; and

•        YD Network refers to YD Network Technology Company Limited, a company incorporated under the laws of Hong Kong and a wholly own subsidiary to AIOS.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

No Selling Shareholder is making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Company Overview

AIOS TECH INC. (“AIOS” or “the Company”), formerly known as Nisun International Enterprise Development Group Co., Ltd, is a business company established under the laws of the British Virgin Islands on May 29, 2012. On February 12, 2026, the Company officially changed its Nasdaq trading symbol to “AIOS” and its name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.”, repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. Following the divestiture of its legacy businesses and the termination of the VIE structure in December 2025, the Company currently directly engages in SME financing solutions in overseas markets (outside mainland China) and conducts its information technology services through its Hong Kong-based subsidiary, YD Network Technology Company Limited.

On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believed more closely reflected the Company’s financial services and supply chain solutions business. Prior to the divesture of its PRC operations in December 2025, the Company previously conducted its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (“PRC’’).

The Company began to conduct its financial services business in 2019 through the Company’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Luyao Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provided a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provided comprehensive financing solutions for SMEs, while Nami facilitated the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

On November 30, 2020, the Company completed the previously announced disposition of its valve manufacturing and installation business. The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million). Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements for fiscal years ended December 31, 2020, 2019 and 2018.

On December 23, 2025, the Company completed the disposal of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. Pursuant to the agreement (the “Equity Transfer Agreement”) dated December 23, 2025, the Company sold all of the equity interests in NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), and its wholly-owned subsidiary, to EVERSTONE GLOBAL HOLDINGS LIMITED for a cash consideration of approximately US$50,000. As a result of this transaction, the Company has discontinued its legacy SME financing services business in mainland China and supply chain businesses. NiSun BVI and its subsidiaries have been retrospectively reclassified as discontinued operations in all periods presented in the consolidated financial statements.

Following our strategic transformation in December 2025 and our subsequent corporate rebranding to AIOS Tech Inc., we are repositioned as technology-driven professional service provider, aiming to provide professional services to our clients, including SME financing solutions and information technology services, as of December 31, 2025.

SME Financing Solutions

We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process. Our comprehensive financing solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development.

By offering a comprehensive range of financing solutions, encompassing the design, issuance, distribution, and management of financial products, to SMEs, we generate one-time advisory fees from the services provided to SMEs.

Information Technology Services

We provide end-to-end digital transformation support for enterprises. Leveraging Hong Kong’s geographical and compliance advantages as an Asia-Pacific digital hub, we are committed to connecting the key links of “technology implementation — industry adaptation — compliance guarantee”, delivering integrated services for enterprises ranging from pre-consulting and planning, mid-term technical implementation to long-term operation and maintenance. Ultimately, we strive to help clients achieve multiple goals of cost reduction and efficiency improvement, business innovation, and compliance upgrading.

As of May 22, 2026, our information technology services consist of the following four segments:

IT services for commercial clients across all industries

We provide customized software development, system integration, and cloud technology solutions to accelerate the upgrading of digital infrastructure for clients across all industries.

Revenue in this sector is primarily generated through one-time project-based fees. We enter into one-time fee agreements adopting a fixed price plus milestone payment model.

Customized IT solutions for the financial industry

We focus on core needs such as business process digitalization and intelligent risk control, tailoring our solutions to the regulatory and business scenarios of Hong Kong as an international financial center;

Revenue in this sector is primarily generated through one-time project-based fees. Customers pay in defined milestones (e.g., project initiation advance, post-delivery testing payment, and final acceptance payment).

Data-driven full-stack solutions

We offer data assetization, enterprise-level data middle platform construction, and AI integration application services to facilitate data-driven decision making.

Revenue in this sector is generated through a hybrid model. For our standardized SaaS Data Middle Platform targeted at micro and SMEs, we charge recurring SaaS subscription fees on an annual or quarterly basis. For customized enterprise-level data middle platforms and cross-border data compliance solutions targeted at large institutions, we charge one-time project-based fees.

AI-driven full-scenario services

We provide AI model development, platform construction, and infrastructure deployment. We also provide lightweight and implementable AI application suites for various industries.

Revenue in this sector is also generated through a hybrid model. Our standardized AI Customer Service Suites generate recurring SaaS subscription fees on an annual or quarterly basis. Meanwhile, the development of customized AI models generates one-time project-based fees.

Corporate Information

Our principal executive office is located at Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong. Our telephone number is +852-400-6037-555. Our registered office in the BVI is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at https://ir.aiosinc.com. The information contained on our website is not a part of this prospectus.

Recent Development

Share Consolidation and Increase in Authorized Shares

On April 1, 2026, the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum bid price of its Class A Common Shares had been below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

On March 26, 2026, the Company’s board of directors approved a 20-for-1 share consolidation (the “Share Consolidation”) of the Company’s authorized, issued, and outstanding common shares. The Share Consolidation became effective in the marketplace on April 27, 2026.

Upon the effectiveness of the Share Consolidation, every twenty (20) issued and outstanding common shares were automatically consolidated into one (1) common share. Proportionate adjustments were made to the number of shares issuable under the Company’s equity incentive plans and other outstanding securities, as applicable.

In connection with the Share Consolidation, the Company also increased its authorized shares. Upon the effectiveness of the Share Consolidation and the related increase in authorized shares, the Company’s authorized shares increased from a maximum of 500,000,000 common shares, divided into 480,000,000 Class A Common Shares, par value US$0.20 per share, and 20,000,000 Class B Common Shares, par value US$0.20 per share, to a maximum of 10,000,000,000 common shares, divided into 9,600,000,000 Class A Common Shares, par value US$0.20 per share, and 400,000,000 Class B Common Shares, par value US$0.20 per share.

FORWARD-LOOKING STATEMENTS

This prospectus, an applicable prospectus supplement, and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies, and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions, and objectives, and any statements of assumptions underlying any of the foregoing. Specifically, forward-looking statements may include statements relating to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        the expected growth of the industries in which we operate;

•        our expectations regarding demand for and market acceptance of the services we distribute, manage or offer;

•        relevant government policies and regulations relating to the industries in which we operate;

•        our ability to attract and retain qualified employees;

•        our ability to stay abreast of market trends and technological advances;

•        our plans to invest in research and development to enhance our product choices and service offerings;

•        competition in the industries in which we operate;

•        general economic and business conditions in Hong Kong and internationally;

•        other conditions affecting our business, including geopolitical events, trade tensions, natural disasters, health epidemics and other developments beyond our control;

•        our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•        our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

•        other risks and uncertainties indicated in this prospectus, including those set forth under the section entitled “Risk Factors”; and

•        other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our securities, see “Item 3. Key Information — D. Risk Factors” in our 2025 Annual Report, which is incorporated by reference in to this prospectus, and the section titled “Risk Factors.”.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are incorporated under the laws of the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company limited by shares incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance requirements. Currently, we have elected to follow home country practice in the BVI in lieu of Nasdaq Listing Rules, including Rule 5620(a), which requires each issuer to hold annual meeting of shareholders no later than the end of the Company’s fiscal year-end, as well as Rule 5635(a), Rule 5635(b), Rule 5635(c) and Rule 5635(d) which require shareholder approval prior to certain shares issuances by us. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” under the heading “Item 3. Key Information — D. Risk Factors” in the 2025 Annual Report, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Exchange Act that are incorporated herein by reference, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. See sections titled “Where You Can Find Additional Information” and “Incorporation of Information by Reference” of this prospectus.

Risks Related to the Resale of the Shares and Ownership of Our Class A Common Shares

We may not receive any cash proceeds from the exercise of the Warrants.

The Warrants issued on March 6, 2026 in a private placement are exercisable on a cashless basis at the option of the holder at any time after they become exercisable in accordance with their terms. Although the Warrants have stated exercise prices of US$16.00 and US$20.00 per share (reflecting the 20-for-1 Share Consolidation), they may also be exercised, in whole or in part, at any time after they become exercisable by means of a “cashless exercise” according to the formula set forth in the Warrants. If holders elect to exercise the Warrants on a cashless basis, we will not receive any cash proceeds from such exercises. If the Warrants are exercised pursuant to such cashless exercise provision, such exercising holders will receive one share of Class A Common Shares for each Warrant exercised, without any cash payment to us. Accordingly, we will likely not receive any additional funds upon the exercise of such Warrants. See “Description of Resale Securities” for more information.

The Selling Stockholders may choose to sell the Resale Securities at prices below the current market price.

The Selling Stockholders are not restricted as to the prices at which they may sell or otherwise dispose of the Resale Securities covered by this prospectus. Sales or other dispositions of the Resale Securities below the then-current market prices could adversely affect the market price of our Class A Common Shares.

A large number of our Class A Common Shares may be sold in the market following this offering and upon the SEC declaring this registration statement on Form F-3 effective, which may significantly depress the market price of our Class A Common Shares.

The Resale Securities sold in the offering will be freely tradable without restriction or further registration under the Securities Act upon the SEC declaring this registration statement on Form F-3 effective. As a result, a substantial number of our Class A Common Shares may be sold in the public market following this offering and upon the SEC declaring this registration statement effective.

If there are significantly more our Class A Common Shares offered for sale than buyers are willing to purchase, then the market price of our Class A Common Shares may decline to a market price at which buyers are willing to purchase the offered our Class A Common Shares and sellers remain willing to sell our Class A Common Shares. Sales of a substantial number of our Class A Common Shares in the public market following the completion of this offering, or the perception that such sales might occur, could depress the market price of our Class A Common Shares and could impair our ability to raise capital through the sale of our additional equity securities.

You may experience future dilution as a result of the issuance of the Warrant Shares, future equity offerings by us and other issuances of our Class A Common Shares or other securities. In addition, the issuance of the Warrant Shares and future equity offerings and other issuances of our Class A Common Shares or other securities may adversely affect the price of our Class A Common Shares.

In order to raise additional capital, we may in the future offer additional Class A Common Shares or other securities convertible into or exchangeable for our Class A Common Shares at prices that may not be the same as the price per share in prior issuances of Class A Common Shares. We may not be able to sell Class A Common Shares or other securities in any future offering at a price per share that is equal to or greater than the price per share previously paid by investors, and investors purchasing Class A Common Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Class A Common Shares or securities convertible into or exercisable for Class A Common Shares in future transactions may be higher or lower than the prices per share paid by certain investors in previous issuances of Class A Common Shares or securities convertible into or exercisable for Class A Common Shares. You will incur dilution upon the exercise of any outstanding stock options or warrants or upon the issuance of Class A Common Shares in accordance with our equity incentive plans. In addition, the issuance of the Warrant Shares and any future sales of a substantial number of Class A Common Shares in the public market, or the perception that such sales may occur, could adversely affect the price of our Class A Common Shares. We cannot predict the effect, if any, that market sales of those Class A Common Shares or the availability of such shares for sale will have on the market price of our Class A Common Shares.

Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus and the registration statement of which this prospectus forms a part, including the documents incorporated by reference herein. We may receive media coverage regarding our Company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering of the Resale Securities, and recipients should not rely on such information.

THE OFFERING

Class A Common Shares offered by us	None

Class A Common Shares offered by the Selling Shareholders	Up to 9,000,000 Class A Common Shares (including up to 6,000,000 Class A Common Shares upon exercise of the Warrants)

Common Shares outstanding before this offering	3,249,337 Class A Common Shares and Nil Class B Common Shares

Common Shares outstanding after this offering	9,249,337 Class A Common Shares and Nil Class B Common Shares

Use of proceeds

We are not selling any Resale Securities under this prospectus and will not receive any proceeds from the sale of the Resale Securities. We are paying however all of the fees and expenses in connection with the registration of the Resale Securities. We may receive proceeds in the event that the Warrants are exercised for cash at their applicable exercise prices, which may result in aggregate gross proceeds of up to $108,000,000 upon the full cash exercise of the Warrants. Any proceeds that we receive from the cash exercise of the Warrants will be used for working capital and other general corporate purposes. However, the Warrants may also be exercised, in whole or in part, at any time after they become exercisable by means of a “cashless exercise” according to the formula set forth in the Warrants. If holders elect to exercise the Warrants on a cashless basis, we will not receive any cash proceeds from such exercises. See “Use of Proceeds.”

Risk factors

Your investment in the Resale Securities involves substantial risks. You should consider the “Risk Factors” included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our filings with the SEC.

Nasdaq symbol	“AIOS”

Unless otherwise indicated, the number of Class A Common Shares to be outstanding after this offering is based on 3,249,337 Class A Common Shares and nil Class B Common Shares outstanding as of the date of this prospectus, and excludes 6,000,000 Class A Common Shares issuable upon exercise of outstanding Warrants.

USE OF PROCEEDS

All of the securities offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their respective accounts. We will not receive any of the proceeds from these sales. We may receive up to $108,000,000 in aggregate gross proceeds from cash exercises of the Warrants in full, based on the respective per share exercise prices of the Warrants. Any proceeds we receive from the exercise of the Warrants will be used for working capital and general corporate purposes. However, the Warrants may also be exercised, in whole or in part, at any time after they become exercisable by means of a “cashless exercise” according to the formula set forth in the Warrants. If holders elect to exercise the Warrants on a cashless basis, we will not receive any cash proceeds from such exercises.

The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and our independent registered public accounting firm.

We cannot predict when or if the Warrants will be exercised after they become exercisable, and it is possible that the Warrants may expire and never be exercised. In addition, the Warrants may be exercised on a cashless basis at any time after they become exercisable. As a result, we may never receive any cash proceeds from the exercise of the Warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of our share capital and certain provisions of our currently effective amended and restated memorandum and articles of association. This summary does not purport to be complete and is qualified in its entirety by the provisions of our currently effective memorandum and articles of association and applicable provisions of the laws of the BVI. All capitalized terms used in this section are as defined in our currently effective memorandum and articles of association, unless elsewhere defined herein.

We were established under the laws of the BVI as a company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI.

As of the date of this prospectus, we are authorized to issue a maximum of 10,000,000,000 common shares, divided into 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.20 each, and 400,000,000 Class B Common Shares of a nominal or par value of US$0.20 each.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, insofar as they relate to the material terms of our common shares.

Dividend distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each shareholder’s meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will be entitled to one vote for each Class A common share which such shareholder holds and be entitled to 5 votes for each Class B common share which such shareholder holds on all matters subject to vote at each shareholders’ meeting of the Company.

Conversion

Each Class B common share is convertible into one (1) Class A common share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B common share delivering a written notice to the Company that such holder elects to convert a specified number of Class B common shares into Class A common shares.

The number of Class B common shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A common shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B common shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B common shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B common shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B common shares, in which case all the related Class B common shares shall be automatically converted into the same number of Class A common shares.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of majority of present directors are required to pass a resolution of directors.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chairman of our board of directors shall be the chairman presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our amended and restated memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our amended and restated memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the shareholder has failed to pay an amount due in respect of the share.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

The Company may purchase, redeem or otherwise acquire and hold its own shares in such manner and upon such other terms as the directors may agree with the relevant shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the BVI Act or any other provision in the amended and restated memorandum or articles to purchase, redeem or otherwise acquire the shares without their consent.

The Company may only offer to purchase, redeem or otherwise acquire shares if the resolution of directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Modifications of rights

If at any time our shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

Subject to our amended and restated memorandum, we may from time to time by resolution of our board of directors or by resolution of our shareholders to:

•        increase or decrease the maximum number of shares we are authorized to issue;

•        divide our authorized and issued shares into a larger number of shares; and

•        combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our amended and restated memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders (except when a parent company merge with one or more subsidiary companies in accordance with Section 172 of the BVI Act).

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling meetings. Under British Virgin Islands law, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors can be removed from office (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or (b) with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Under our amended and restated memorandum and articles of association, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

SELLING SHAREHOLDERS

The Resale Securities being offered by the Selling Shareholders are those (i) Resale Shares previously issued to the Selling Shareholders pursuant to certain securities purchase agreement dated as of February 13, 2026, filed as Exhibit 4.3 to this registration statement, and (ii) Warrant Shares under the Warrants previously issued to the Selling Shareholders pursuant to certain form of warrant dated as of February 13, 2026, filed as Exhibit 4.4 to this registration statement, in a private placement exempt from registration under the Securities Act of 1933, as amended (the “PIPE”). The PIPE closed on March 6, 2026, in connection with which the Company issued 3,000,000 Class A Common Shares to the Selling Shareholders, at a purchase price of US$8 per share, and Warrants to purchase up to an aggregate of 6,000,000 Class A Common Shares, in each case reflecting the 20-for-1 share consolidation effected on April 27, 2026. We are registering the Resale Securities in order to permit the Selling Shareholders to offer the Resale Securities for resale from time to time.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the Class A Common Shares by each of the Selling Shareholders. The second column lists the total number of Class A Common Share beneficially owned by each Selling Shareholder based on its ownership of the Class A Common Shares as of the date of this prospectus. The third column lists the Class A Common Shares being offered by this prospectus by the Selling Shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Class A Common Shares. Generally, a person “beneficially owns” shares of our Class A Common Shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

All information contained in the table below and the footnotes thereto is based upon information provided to us by the Selling Shareholders.

Unless otherwise indicated in the footnotes to this table, we believe that each Selling Shareholder has sole voting and investment power with respect to the Resale Securities indicated as beneficially owned. Shares issuable pursuant to the exercise of equity options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of outstanding Class A Common Shares beneficially owned by such person but are not deemed outstanding for computing the percentage of outstanding Class A Common Shares beneficially owned by any other person.

To our knowledge, except for the ownership of the Company’s securities, neither the Selling Shareholders nor any of their affiliates, officers, directors or principal equity holders have held any position or office or had any other material relationship with us or our affiliates within the past three years.

This prospectus covers the resale of up to 9,000,000 Class A Common Shares (including up to 6,000,000 Warrant Shares).

Selling Shareholders:	Class A Common Shares†	Maximum Number of Class A Ordinary Shares To Be Sold Pursuant to this Prospectus	Number of Shares of Class A Ordinary Shares Owned After the Offering	Percentage of Class A Ordinary Shares Owned After the Offering
Lamor Blossom Limited(1)	3,177,750	3,177,750	0	0%
Existence Group Ltd(2)	486,150	486,150	0	0%
JD Corporate Services Limited(3)	485,100	485,100	0	0%
Aureon Group Holdings Limited(4)	485,100	485,100	0	0%
Union Chief Limited(5)	485,100	485,100	0	0%
Helios Global Group Limited(6)	485,100	485,100	0	0%
Innovation Global Financial Group Limited(7)	485,100	485,100	0	0%
Silver Shadow Global Enterprises Limited(8)	485,100	485,100	0	0%
Primewave Group Limited(9)	485,100	485,100	0	0%

Selling Shareholders:	Class A Common Shares†	Maximum Number of Class A Ordinary Shares To Be Sold Pursuant to this Prospectus	Number of Shares of Class A Ordinary Shares Owned After the Offering	Percentage of Class A Ordinary Shares Owned After the Offering
Sparkling Sea International Limited(10)	485,100	485,100	0	0%
Vast Profit Ventures Limited(11)	485,100	485,100	0	0%
Cent Group Ltd(12)	485,100	485,100	0	0%
American Magpie News Company Limited(13)	485,100	485,100	0	0%

____________

†        For purposes of calculating beneficial ownership, shares issuable upon exercise of the Warrants that are exercisable within 60 days of the date of this prospectus are deemed outstanding for the holder.

(1)      Represents 1,059,250 Class A Common Shares and 2,118,500 Class A Common Shares issuable upon exercise of Warrants directly held by Lamor Blossom Limited. Lamor Blossom Limited is 100% owned by Yanto. Consequently, Yanto is deemed to have voting and dispositive power over the securities held by Lamor Blossom Limited. The registered address of Lamor Blossom Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)      Represents 162,050 Class A Common Shares and 324,100 Class A Common Shares issuable upon exercise of Warrants directly held by Existence Group Ltd. Existence Group Ltd is 100% owned by Jenny Li. Consequently, Jenny Li is deemed to have voting and dispositive power over the securities held by Existence Group Ltd. The registered address of Existence Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by JD Corporate Services Limited. JD Corporate Services Limited is 100% owned by Hui Wang. Consequently, Hui Wang is deemed to have voting and dispositive power over the securities held by JD Corporate Services Limited. The registered address of JD Corporate Services Limited is Room 502C, 5/F, Ho King Commercial Centre, No. 2-16 Fa Yuen Street, Mong Kok, Kowloon, Hong Kong.

(4)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Aureon Group Holdings Limited. Aureon Group Holdings Limited is 100% owned by Juliana Lin. Consequently, Juliana Lin is deemed to have voting and dispositive power over the securities held by Aureon Group Holdings Limited. The registered address of Aureon Group Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Union Chief Limited. Union Chief Limited is 100% owned by Jianqing Wang. Consequently, Jianqing Wang is deemed to have voting and dispositive power over the securities held by Union Chief Limited. The registered address of Union Chief Limited is 1202 Tower A New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong.

(6)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Helios Global Group Limited. Helios Global Group Limited is 100% owned by Wanzhen Wang. Consequently, Wanzhen Wang is deemed to have voting and dispositive power over the securities held by Helios Global Group Limited. The registered address of Helios Global Group Limited is 1202 Tower A New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong.

(7)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Innovation Global Financial Group Limited. Innovation Global Financial Group Limited is 100% owned by Tiantian Han. Consequently, Tiantian Han is deemed to have voting and dispositive power over the securities held by Innovation Global Financial Group Limited. The registered address of Innovation Global Financial Group Limited is Room 502C, 5/F, Ho King Commercial Centre, No. 2-16 Fa Yuen Street, Mong Kok, Kowloon, Hong Kong.

(8)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Silver Shadow Global Enterprises Limited. Silver Shadow Global Enterprises Limited is 100% owned by Ming Diao. Consequently, Ming Diao is deemed to have voting and dispositive power over the securities held by Silver Shadow Global Enterprises Limited. The registered address of Silver Shadow Global Enterprises Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(9)     Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Primewave Group Limited. Primewave Group Limited is 100% owned by Zhuofei Yu. Consequently, Zhuofei Yu is deemed to have voting and dispositive power over the securities held by Primewave Group Limited. The registered address of Primewave Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(10)   Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Sparkling Sea International Limited. Sparkling Sea International Limited is 100% owned by Wei Yang. Consequently, Wei Yang is deemed to have voting and dispositive power over the securities held by Sparkling Sea International Limited. The registered address of Sparkling Sea International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(11)   Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Vast Profit Ventures Limited. Vast Profit Ventures Limited is 100% owned by Dejun Yu. Consequently, Dejun Yu is deemed to have voting and dispositive power over the securities held by Vast Profit Ventures Limited. The registered address of Vast Profit Ventures Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(12)   Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by Cent Group Ltd. Cent Group Ltd is 100% owned by Yashi Huang. Consequently, Yashi Huang is deemed to have voting and dispositive power over the securities held by Cent Group Ltd. The registered address of Cent Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(13)   Represents 161,700 Class A Common Shares and 323,400 Class A Common Shares issuable upon exercise of Warrants directly held by American Magpie News Company Limited. American Magpie News Company Limited is 100% owned by Waihua Xu. Consequently, Waihua Xu is deemed to have voting and dispositive power over the securities held by American Magpie News Company Limited. The registered address of American Magpie News Company Limited is 1202 Tower A New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong.

PLAN OF DISTRIBUTION

The Selling Shareholders may sell all or a portion of the Resale Securities held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Resale Securities are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Resale Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•        on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•        in the over-the-counter market;

•        in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•        through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        short sales made after the date the registration statement is declared effective by the SEC;

•        broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•        a combination of any such methods of sale; and

•        any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell the Resale Securities under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus.

In addition, the Selling Shareholders may transfer the Resale Securities by other means not described in this prospectus. If the Selling Shareholders effect such transactions by selling the Resale Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Resale Securities for whom it may act as agent or to whom it may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

In connection with sales of the Resale Securities or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Resale Securities in the course of hedging in positions they assume. The Selling Shareholders may also sell the Resale Securities short and deliver the Resale Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge the Resale Securities to broker-dealers that in turn may sell such shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the Resale Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Resale Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The Selling Shareholder also may transfer and donate the Resale Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the Resale Securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states of the United States, the Resale Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Resale Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that the Selling Shareholders will sell any or all of the Resale Securities registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Class A Common Shares by the Selling Shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Resale Securities. All of the foregoing may affect the marketability of the Resale Securities and the ability of any person or entity to engage in market-making activities with respect to the Resale Securities.

We will pay all expenses of the registration of the Resale Securities, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholder against liabilities, including some liabilities under the Securities Act or the Selling Shareholder will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Resale Securities will be freely tradable in the hands of persons other than our affiliates.

Material U.S. Federal Income Tax Considerations

General

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Class A Common Shares. No ruling has been requested or will be obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class A Common Shares; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold the Class A Common Shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        our officers or directors;

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        S-corporations, partnerships and other pass-through entities or arrangements for U.S. federal income tax purposes, and any owners of any such entities or arrangements;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our shares by vote or value;

•        persons that acquired the Class A Common Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•        persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

•        persons that hold the Class A Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of the Class A Common Shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or the Medicare tax on net investment income.

This discussion does not consider the tax treatment of partnerships (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other pass-through entities for U.S. federal income tax purposes or persons who hold the Class A Common Shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Class A Common Shares, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding the Class A Common Shares, we urge you to consult your tax advisor.

This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of acquiring, owning and disposing of the Class A Common Shares. Holders of the Class A Common Shares should consult with their tax advisors regarding the particular tax consequences to them of the acquisition, ownership and disposition of the Class A Common Shares, including the applicability and effects of U.S. federal, state, local, and other tax laws.

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Status,” if we make a distribution of cash or other property on our Class A Common Shares, a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on our Class A Common Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in our Class A Common Shares (but not below zero) and, to the extent in excess of such basis, will generally be treated as capital gain from the sale or exchange of such Class A Common Shares (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Shares and Warrants” below). If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Shares and Warrants” below) provided that our Class A Common Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on NASDAQ (on which the Class A Common Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Common Shares are listed on NASDAQ, there can be no assurance that our Class A Common Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Common Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Class A Common Shares

Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the Class A Common Shares in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in the disposition and (ii) such U.S. Holder’s adjusted tax basis in the Class A Common Shares disposed. A U.S. Holder’s adjusted tax basis in its Class A Common Shares will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Passive Foreign Investment Company Status

We may be, or may become a “passive foreign investment company”, or “PFIC”, within the meaning of Section 1297(a) of the Code. The treatment of U.S. Holders of the Class A Common Shares could be materially different from that described above if we are or will be treated as a PFIC.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Due to lack of authority and guidance from the IRS, the characterization of XAUt and other digital assets, and transactions involving XAUt and other digital assets, for purposes of the PFIC rules is uncertain. Because ownership of XAUt represents ownership of physical gold, which generally is treated as a passive asset for purposes of the PFIC rules, there may be heightened risk that XAUt is a passive asset for such purposes.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets and includes the uncertainty under the PFIC rules with respect to XAUt and other digital assets and transactions involving XAUt and other digital assets. The value of our assets, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our Common Shares from time to time (which may be volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash and/or XAUt for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Offered Securities, the PFIC rules discussed below will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Class A Common Shares and, in the case of Class A Common Shares, the U.S. Holder did not make an applicable purging election or a mark-to-market election, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Common Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Common Shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Common Shares;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of the interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

QEF Election, Market-Market Election and Purging Election

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Common Shares (but not Ordinary Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

A U.S. Holder may not make a QEF election with respect to its Ordinary Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Ordinary Warrants (other than upon exercise of such Ordinary Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Ordinary Warrants, any gain recognized will generally be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Ordinary Warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Common Shares (or has previously made a QEF election with respect to Class A Common Shares), the QEF election will apply to the newly acquired Class A Common Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Common Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Ordinary Warrants), unless the U.S. Holder makes a purging election under the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are or will become a PFIC.

Alternatively, if we are a PFIC and the Class A Common Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Common Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Common Shares at the end of such year over its adjusted basis in its Class A Common Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Common Shares over the fair market value of its Class A Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Common Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Ordinary Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NASDAQ (on which the Class A Common Shares are listed), or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Class A Common Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Common Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Common Shares should consult their tax advisors concerning the application of the PFIC rules to the Class A Common Shares under their particular circumstances.

Foreign Financial Asset Reporting, Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds an applicable threshold based on whether the U.S. Holder is an entity or an individual (and in the case of an individual, the threshold depends upon such individual’s filing status and whether the individual resides in the United States), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Generally, the Class A Common Shares would constitute “specified foreign financial assets.” Penalties may apply if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Distributions with respect to our Class A Common Shares and proceeds received from the sale, taxable exchange or other taxable disposition of the Class A Common Shares may be subject to information reporting to the IRS and possible backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules, if the required information is timely furnished to the IRS.

U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

ENFORCEABILITY OF CIVIL LIABILITY

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

All of our directors and executive officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc. as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our British Virgin Islands counsel, has advised us that there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We also have been advised by Ogier that, although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, provided such judgment:

•        is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final and conclusive;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

•        is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

•        was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Dorsey & Whitney, our Hong Kong counsel, has advised us Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of predicated upon civil liabilities based solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if: (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

LEGAL MATTERS

The validity of the Class A Common Shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Ogier, our counsel as to British Virgin Islands law. Legal matters as to Hong Kong law will be passed upon for us by Dorsey & Whitney.

EXPERTS

The consolidated financial statements of AIOS Tech Inc. as of and for the year ended December, 2025 have been audited by Enrome LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and are included and incorporated by reference in this prospectus in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing. The office of Enrome LLP is located at 143 Cecil Street #19-03/04, GB Building Singapore 069542.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the internet on the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities being offered. Statements in this prospectus concerning any document that we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the following documents:

•        our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 20, 2026;

•        Our reports on Form 6-K furnished with the SEC on January 29, 2026, February 10, 2026, February 12, 2026, February 13, 2026, March 6, 2026, April 3, 2026, April 21, 2026, April 30, 2026 and May 12, 2026;

•        any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

•        any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Our annual report for the fiscal year ended December 31, 2025 contains a description of our business and audited consolidated financial statements with reports by our independent auditors. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We file reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

AIOS Tech Inc.

Room 407, Tower 2, Harbour Centre,

8 Hok Cheung Street, Hunghom,

Kowloon, Hong Kong

+852-400-6037-555

You should rely only on the information that we incorporate by reference or provide in this prospectus or in any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [_], 2026

PROSPECTUS

AIOS TECH INC.

US$300,000,000

Class A Common Shares
Warrants
Rights
Units

We may from time to time offer, issue and sell up to US$300,000,000 Class A common shares of AIOS Tech Inc. (“we,” “us,” “our company,” “our,” “the Company,” or “AIOS”), par value of US$0.20 per share (“Class A Common Shares”), warrants to purchase Class A Common Shares, rights and units consisting of foregoing securities, or any combination thereof, together or separately as described in this prospectus, from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. We refer to our Class A common shares, warrants, rights and units collectively as “securities” in this prospectus. This prospectus provides a general description of offerings of these securities that we may undertake. The aggregate initial offering price of the securities that we may offer and sell under this prospectus will not exceed US$300,000,000.

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should read this prospectus, any prospectus supplement and any free writing prospectus before you invest in any of our securities.

Our Class A Common Shares are listed on the Nasdaq Capital Market under the symbol “AIOS.” On [•], 2026, the closing trading price of our Class A Common Shares was US$[•]. The aggregate market value of our outstanding Class A Common Shares held by non-affiliates, or public float, as of [•], was approximately US$[•], which was calculated based on [•] Class A Common Shares held by non-affiliates and a price of US$[•] per share, which was the closing price of our Class A Common Shares on Nasdaq on [•]. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period so long as the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates remains below US$75,000,000. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3.

AIOS was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. Prior to its strategic restructuring in late 2025, we were a holding company and conducted our business through our subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (“PRC”). Following the divestiture of our legacy businesses and the termination of the VIE structure in December 2025, we currently directly engage in SME financing solutions services in overseas markets (outside mainland China) and conduct our information technology services through our Hong Kong-based subsidiary, YD Network Technology Company Limited (“YD Network”). Investors in our Class A Common Shares are purchasing equity securities of a BVI holding company. While a portion of our operations is conducted directly by us, our information technology services business is conducted through our wholly owned Hong Kong subsidiary. As a result, we rely on our subsidiary for a portion of our operations and cash flows, and this holding company structure involves certain risks to investors. For details, see “Risk Factors” in this prospectus and “Item 3. Key Information — D. Risk Factors — Risks Related to

Doing Business in Hong Kong” and “— Risks Related to Doing Business in China” in our most recent annual report on Form 20-F for the fiscal year ended December 31, 2025, or the 2025 Annual Report, which is incorporated by reference into this prospectus.

We face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in Hong Kong, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We face potential risks associated with regulatory approvals of offshore future offerings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. For example, recent regulatory actions undertaken by the PRC government, including the enactment of China’s new Data Security Law, the Measures for Cybersecurity Review, Personal Information Protection Law, Trial Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with five supporting Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our Class A Common Shares, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in Hong Kong” and “— Risks Related to Doing Business in China” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

In addition, our Class A Common Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s December 16, 2021 determination. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

If trading in our Class A Common Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our Class A Common Shares and trading in our Class A Common Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled Consolidated Appropriations Act, 2023 (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. For detailed description, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years.” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Cash may be transferred among AIOS and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from AIOS as needed in the form of capital contributions or shareholder loans directly or through the intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to AIOS directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the ability of AIOS to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to AIOS. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of AIOS or our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, none of our subsidiaries has declared or paid any dividends or made any distributions to their respective holding companies, including AIOS, nor does any of them have intention to do so. As of the date of this prospectus, AIOS has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors.

The share and per-share amounts in this prospectus reflect our 20-for-1 share consolidation effected on April 27, 2026 (the “Share Consolidation”). For additional information regarding the Share Consolidation, see “Prospectus Summary — Recent Development.”

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-6 of this prospectus and risk factors set forth in our 2025 Annual Report, in other reports incorporated herein by reference, and in any applicable prospectus supplement.

We are a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Implications of Being a Foreign Private Issuer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the selling shareholder have authorized anyone to provide you with different information. Neither we nor the selling shareholder are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

S-i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F–3 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using this shelf registration statement, we may, from time to time, sell any of our securities to the extent permitted in this prospectus and the applicable prospectus supplement in one or more offerings on a continuous or delayed basis. This prospectus provides you with a general description of the securities we may offer. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other documents are not necessarily complete. If the SEC rules and regulations require that an agreement or other document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. Each time we sell the securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained or incorporated by reference in this prospectus. Before you invest in any securities offered by this prospectus, you should read both this prospectus and any prospectus supplement or other offering materials together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•        “BVI” refers to British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act (as amended);

•        “China” or the “PRC” refers to the People’s Republic of China, including the special administrative region of Hong Kong and the special administrative region of Macao (“Hong Kong” and “Macao”, respectively), for purpose of this prospectus only; and only when this prospectus refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong and Macao. Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this prospectus also apply to any operations we may now or in the future carry out in Hong Kong or Macao;

•        “Class A Common Shares” refers to the Class A common shares of the Company, par value of $0.2 per share;

•        “Class B Common Shares” refers to the Class B common shares of the Company, par value of $0.2 per share;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “shares”, “Shares” or “Common Shares” refers to the Class A Common Shares and Class B Common Shares;

•        “US$,” “$” or “U.S. dollars” refers to the legal currency of the United States;

•        “we”, “us,” “AIOS Tech,” “AIOS,” or the “Company” refers to AIOS Tech Inc., and when describing the financial results of AIOS Tech Inc., also includes its subsidiaries; and

•        YD Network refers to YD Network Technology Company Limited, a company incorporated under the laws of Hong Kong and a wholly own subsidiary to AIOS.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Company Overview

AIOS TECH INC. (“AIOS” or “the Company”), formerly known as Nisun International Enterprise Development Group Co., Ltd, is a business company established under the laws of the British Virgin Islands on May 29, 2012. On February 12, 2026, the Company officially changed its Nasdaq trading symbol to “AIOS” and its name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.”, repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. Following the divestiture of its legacy businesses and the termination of the VIE structure in December 2025, the Company currently directly engages in SME financing solutions in overseas markets (outside mainland China) and conducts its information technology services through its Hong Kong-based subsidiary, YD Network Technology Company Limited.

On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believed more closely reflected the Company’s financial services and supply chain solutions business. Prior to the divesture of its PRC operations in December 2025, the Company previously conducted its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (“PRC’’).

The Company began to conduct its financial services business in 2019 through the Company’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Luyao Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provided a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provided comprehensive financing solutions for SMEs, while Nami facilitated the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

On November 30, 2020, the Company completed the previously announced disposition of its valve manufacturing and installation business. The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million). Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements for fiscal years ended December 31, 2020, 2019 and 2018.

On December 23, 2025, the Company completed the disposal of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. Pursuant to the agreement (the “Equity Transfer Agreement”) dated December 23, 2025, the Company sold all of the equity interests in NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), and its wholly-owned subsidiary, to EVERSTONE GLOBAL HOLDINGS LIMITED for a cash consideration of approximately US$50,000. As a result of this transaction, the Company has discontinued its legacy SME financing services business in mainland China and supply chain businesses. NiSun BVI and its subsidiaries have been retrospectively reclassified as discontinued operations in all periods presented in the consolidated financial statements.

Following our strategic transformation in December 2025 and our subsequent corporate rebranding to AIOS Tech Inc., we are repositioned as technology-driven professional service provider, aiming to provide professional services to our clients, including SME financing solutions and information technology services, as of December 31, 2025.

SME Financing Solutions

We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process. Our comprehensive financing solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development.

By offering a comprehensive range of financing solutions, encompassing the design, issuance, distribution, and management of financial products, to SMEs, we generate one-time advisory fees from the services provided to SMEs.

Information Technology Services

We provide end-to-end digital transformation support for enterprises. Leveraging Hong Kong’s geographical and compliance advantages as an Asia-Pacific digital hub, we are committed to connecting the key links of “technology implementation — industry adaptation — compliance guarantee”, delivering integrated services for enterprises ranging from pre-consulting and planning, mid-term technical implementation to long-term operation and maintenance. Ultimately, we strive to help clients achieve multiple goals of cost reduction and efficiency improvement, business innovation, and compliance upgrading.

As of May 22, 2026, our information technology services consist of the following four segments:

IT services for commercial clients across all industries

We provide customized software development, system integration, and cloud technology solutions to accelerate the upgrading of digital infrastructure for clients across all industries.

Revenue in this sector is primarily generated through one-time project-based fees. We enter into one-time fee agreements adopting a fixed price plus milestone payment model.

Customized IT solutions for the financial industry

We focus on core needs such as business process digitalization and intelligent risk control, tailoring our solutions to the regulatory and business scenarios of Hong Kong as an international financial center;

Revenue in this sector is primarily generated through one-time project-based fees. Customers pay in defined milestones (e.g., project initiation advance, post-delivery testing payment, and final acceptance payment).

Data-driven full-stack solutions

We offer data assetization, enterprise-level data middle platform construction, and AI integration application services to facilitate data-driven decision making.

Revenue in this sector is generated through a hybrid model. For our standardized SaaS Data Middle Platform targeted at micro and SMEs, we charge recurring SaaS subscription fees on an annual or quarterly basis. For customized enterprise-level data middle platforms and cross-border data compliance solutions targeted at large institutions, we charge one-time project-based fees.

AI-driven full-scenario services

We provide AI model development, platform construction, and infrastructure deployment. We also provide lightweight and implementable AI application suites for various industries.

Revenue in this sector is also generated through a hybrid model. Our standardized AI Customer Service Suites generate recurring SaaS subscription fees on an annual or quarterly basis. Meanwhile, the development of customized AI models generates one-time project-based fees.

Corporate Information

Our principal executive office is located at Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong. Our telephone number is +852-400-6037-555. Our registered office in the BVI is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at https://ir.aiosinc.com. The information contained on our website is not a part of this prospectus.

Recent Development

Share Consolidation and Increase in Authorized Shares

On April 1, 2026, the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum bid price of its Class A Common Shares had been below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

On March 26, 2026, the Company’s board of directors approved a 20-for-1 share consolidation (the “Share Consolidation”) of the Company’s authorized, issued, and outstanding common shares. The Share Consolidation became effective in the marketplace on April 27, 2026.

Upon the effectiveness of the Share Consolidation, every twenty (20) issued and outstanding common shares were automatically consolidated into one (1) common share. Proportionate adjustments were made to the number of shares issuable under the Company’s equity incentive plans and other outstanding securities, as applicable.

In connection with the Share Consolidation, the Company also increased its authorized shares. Upon the effectiveness of the Share Consolidation and the related increase in authorized shares, the Company’s authorized shares increased from a maximum of 500,000,000 common shares, divided into 480,000,000 Class A Common Shares, par value US$0.20 per share, and 20,000,000 Class B Common Shares, par value US$0.20 per share, to a maximum of 10,000,000,000 common shares, divided into 9,600,000,000 Class A Common Shares, par value US$0.20 per share, and 400,000,000 Class B Common Shares, par value US$0.20 per share.

FORWARD-LOOKING STATEMENTS

This prospectus, an applicable prospectus supplement, and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies, and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions, and objectives, and any statements of assumptions underlying any of the foregoing. Specifically, forward-looking statements may include statements relating to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        the expected growth of the industries in which we operate;

•        our expectations regarding demand for and market acceptance of the services we distribute, manage or offer;

•        relevant government policies and regulations relating to the industries in which we operate;

•        our ability to attract and retain qualified employees;

•        our ability to stay abreast of market trends and technological advances;

•        our plans to invest in research and development to enhance our product choices and service offerings;

•        competition in the industries in which we operate;

•        general economic and business conditions in Hong Kong and internationally;

•        other conditions affecting our business, including geopolitical events, trade tensions, natural disasters, health epidemics and other developments beyond our control;

•        our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•        our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

•        other risks and uncertainties indicated in this prospectus, including those set forth under the section entitled “Risk Factors”; and

•        other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our securities, see “Item 3. Key Information — D. Risk Factors” in our 2025 Annual Report, which is incorporated by reference in to this prospectus, and the section titled “Risk Factors.”.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are incorporated under the laws of the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company limited by shares incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance requirements. Currently, we have elected to follow home country practice in the BVI in lieu of Nasdaq Listing Rules, including Rule 5620(a), which requires each issuer to hold annual meeting of shareholders no later than the end of the Company’s fiscal year-end, as well as Rule 5635(a), Rule 5635(b), Rule 5635(c) and Rule 5635(d) which require shareholder approval prior to certain shares issuances by us. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” under the heading “Item 3. Key Information — D. Risk Factors” in the 2025 Annual Report, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Exchange Act that are incorporated herein by reference, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. See sections titled “Where You Can Find Additional Information” and “Incorporation of Information by Reference” of this prospectus.

Risks Related to Our Class A Common Shares and the Offering

The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us from time to time. Such actions taken by the PRC government authorities may influence our operations, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.

On February 17, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”). Pursuant to the Trial Measures, a filing-based regulatory system is applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Pursuant to the Trial Measures, we are required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such subsequent securities offerings in the same overseas market where we have previously offered and listed securities within three business days after the offering is completed. Failure to complete the filing under the Trial Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Trial Measures, the CSRC may impose a ban on entering into the securities market upon the relevant responsible persons. Any such violation that constitutes a crime shall be investigated for criminal liability according to law.

Furthermore, on February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Management Provisions”). Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Although the VIE structure has been dismantled and we no longer conduct operations through PRC-based VIEs, regulatory oversight by PRC authorities may still be relevant to certain aspects of our business or capital markets activities. The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with maintaining our listing status or conducting future offshore securities or debt offerings. Although we are currently headquartered outside mainland China, our information technology services are conducted through a Hong Kong subsidiary. Uncertainties remain regarding the interpretation and implementation of PRC laws and regulations applicable to Hong Kong-based companies in connection with overseas listings and financing activities. If filings with, approvals from, or other administrative procedures of the CSRC or other PRC government authorities are required and we fail to obtain or complete them in a timely manner, our ability to maintain our listing or to conduct future capital-raising activities could be materially and adversely affected.

If the CSRC determines that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

THE OFFERING

We may offer Class A Common Shares, warrants to purchase Class A Common Shares, rights or units consisting of Class A Common Shares and warrants, from time to time, in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The aggregate initial offering price of the securities that we may offer and sell under this prospectus will not exceed $300.0 million. The warrants that we may offer will consist of warrants to purchase Class A Common Shares. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain certain specific information about the terms of that offering, including a description of any risks related to the offering, if those terms and risks are not described in this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more details on the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and the accompanying prospectus supplement together with additional information described under the headings “Incorporation of Certain Information by Reference” before investing in any of the securities offered.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, information incorporated by reference, we intend to use the net proceeds from the sale of securities for working capital and for other general corporate purposes.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of our share capital and certain provisions of our currently effective amended and restated memorandum and articles of association. This summary does not purport to be complete and is qualified in its entirety by the provisions of our currently effective memorandum and articles of association and applicable provisions of the laws of the BVI. All capitalized terms used in this section are as defined in our currently effective memorandum and articles of association, unless elsewhere defined herein.

We were established under the laws of the BVI as a company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI.

As of the date of this prospectus, we are authorized to issue a maximum of 10,000,000,000 common shares, divided into 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.20 each, and 400,000,000 Class B Common Shares of a nominal or par value of US$0.20 each.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, insofar as they relate to the material terms of our common shares.

Dividend distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each shareholder’s meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will be entitled to one vote for each Class A common share which such shareholder holds and be entitled to 5 votes for each Class B common share which such shareholder holds on all matters subject to vote at each shareholders’ meeting of the Company.

Conversion

Each Class B common share is convertible into one (1) Class A common share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B common share delivering a written notice to the Company that such holder elects to convert a specified number of Class B common shares into Class A common shares.

The number of Class B common shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A common shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B common shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B common shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B common shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B common shares, in which case all the related Class B common shares shall be automatically converted into the same number of Class A common shares.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of majority of present directors are required to pass a resolution of directors.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chairman of our board of directors shall be the chairman presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our amended and restated memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our amended and restated memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the shareholder has failed to pay an amount due in respect of the share.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

The Company may purchase, redeem or otherwise acquire and hold its own shares in such manner and upon such other terms as the directors may agree with the relevant shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the BVI Act or any other provision in the amended and restated memorandum or articles to purchase, redeem or otherwise acquire the shares without their consent.

The Company may only offer to purchase, redeem or otherwise acquire shares if the resolution of directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Modifications of rights

If at any time our shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

Subject to our amended and restated memorandum, we may from time to time by resolution of our board of directors or by resolution of our shareholders to:

•        increase or decrease the maximum number of shares we are authorized to issue;

•        divide our authorized and issued shares into a larger number of shares; and

•        combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our amended and restated memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders (except when a parent company merge with one or more subsidiary companies in accordance with Section 172 of the BVI Act).

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling meetings. Under British Virgin Islands law, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors can be removed from office (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or (b) with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Under our amended and restated memorandum and articles of association, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase our Class A Common Shares. We may issue the warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the warrants that we may issue. The summary is not complete. When warrants are offered in the future, a prospectus supplement, information incorporated by reference, or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the warrants as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of warrants in the applicable prospectus supplement, information incorporated by reference, or free writing prospectus is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement, if applicable. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of warrants. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” below for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms

The applicable prospectus supplement, information incorporated by reference, or free writing prospectus, may describe the terms of any warrants that we may offer, including, but not limited to, the following:

•        the title of the warrants;

•        the total number of warrants;

•        the price or prices at which the warrants will be issued;

•        the price or prices at which the warrants may be exercised;

•        the currency or currencies that investors may use to pay for the warrants;

•        the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•        whether the warrants will be issued in registered form;

•        information with respect to book-entry procedures, if any;

•        if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•        if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•        if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•        if applicable, a discussion of material federal income tax considerations;

•        if applicable, the terms of redemption of the warrants;

•        the identity of the warrant agent, if any;

•        the procedures and conditions relating to the exercise of the warrants; and

•        any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Warrant Agreement

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

Form, Exchange, and Transfer

We will issue the warrants in registered form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants.

Prior to the exercise of their warrants, holders of warrants exercisable for Class A Common Shares or Class B Common Shares will not have any rights of holders of Class A Common Shares or Class B Common Shares and will not be entitled to dividend payments, if any, or voting rights of the Class A Common Shares or Class B Common Shares.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement, information incorporated by reference, or free writing prospectus. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable offering material. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF RIGHTS

We may issue rights to purchase our Class A Common Shares. The rights may or may not be transferable by the persons purchasing or receiving the rights. In connection with any rights offering, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and one or more banks, trust companies, or other financial institutions, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights that we offer will include specific terms relating to the offering, including, among other matters:

•        the date of determining the security holders entitled to the rights distribution;

•        the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights;

•        the exercise price;

•        the conditions to completion of the rights offering;

•        the date on which the right to exercise the rights will commence and the date on which the rights will expire; and

•        any applicable federal income tax considerations.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than our security holders, to or through agents, underwriters, or dealers, or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units composed of any combination of Class A Common Shares, debt securities, warrants and rights. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that we may offer. The summary is not complete. When units are offered in the future, a prospectus supplement, information incorporated by reference, or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable prospectus supplement, information incorporated by reference, or free writing prospectus, is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements, and depositary arrangements, if applicable. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of units. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” below for information on how to obtain a copy of a document when it is filed.

The applicable prospectus supplement, information incorporated by reference, or free writing prospectus may describe:

•        The designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•        Any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

•        Whether the units will be issued in fully registered or global form; and

•        Any other terms of the units.

The applicable provisions described in this section, as well as those described under “Description of Share Capital,” “Description of Warrants,” above, will apply to each unit and to each security included in each unit, respectively.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, pursuant to one or more of the following methods:

•        through agents;

•        to dealers or underwriters;

•        in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange, or otherwise;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; or

•        through a combination of any such methods of sale.

The prospectus supplement with respect to the securities may state or supplement the terms of the offering of the securities.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•        at a fixed price or prices, which may be changed;

•        at market prices prevailing at the time of sale;

•        at prices related to prevailing market prices; or

•        at negotiated prices.

The prospectus supplement relating to any offering will identify or describe:

•        any terms of the offering;

•        any underwriter, dealers or agents;

•        any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•        the net proceeds to us;

•        the purchase price of the securities;

•        any delayed delivery arrangement;

•        any over-allotment options under which underwriters may purchase additional securities from us;

•        the public offering price;

•        any discounts or concessions allowed or reallowed or paid to dealers; and

•        any exchange on which the securities will be listed.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. The prospectus supplement will include the names of the principal underwriters the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

We may also sell securities directly to one or more purchasers without using underwriters or agents. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Unless otherwise specified in the applicable prospectus supplement or any free writing prospectus, each class or series of securities offered will be a new issue with no established trading market, other than our Class A Common Shares, which are listed on the Nasdaq Capital Market . We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Certain income tax considerations relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

ENFORCEABILITY OF CIVIL LIABILITY

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

All of our directors and executive officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc. as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our British Virgin Islands counsel, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We also have been advised by Ogier that, although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, provided such judgment:

•        is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final and conclusive;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

•        is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

•        was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Dorsey & Whitney, our Hong Kong counsel, has advised us Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of predicated upon civil liabilities based solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if: (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

LEGAL MATTERS

Certain legal matters as to U.S. federal and New York state law in connection with this offering will be passed upon for us by Loeb & Loeb LLP. The validity of the Class A Common Shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Ogier, our counsel as to British Virgin Islands law. Legal matters as to Hong Kong law will be passed upon for us by Dorsey & Whitney. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by British Virgin Islands law and Dorsey & Whitney with respect to matters governed by Hong Kong law, in each case solely as disclosed in this Registration Statement.

EXPERTS

The consolidated financial statements of AIOS Tech Inc. as of and for the year ended December, 2025 have been audited by Enrome LLP, an independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included and incorporated by reference in this prospectus in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing. The office of Enrome LLP is located at 143 Cecil Street #19-03/04, GB Building Singapore 069542.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the internet on the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities being offered. Statements in this prospectus concerning any document that we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the following documents:

•        our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 20, 2026;

•        Our reports on Form 6-K furnished with the SEC on January 29, 2026, February 10, 2026, February 12, 2026, February 13, 2026, March 6, 2026, April 3, 2026, April 21, 2026 and April 30, 2026;

•        any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

•        any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Our annual report for the fiscal year ended December 31, 2025 contains a description of our business and audited consolidated financial statements with reports by our independent auditors. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We file reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

AIOS Tech Inc.
Room 407, Tower 2, Harbour Centre,
8 Hok Cheung Street, Hunghom,
Kowloon, Hong Kong
+852-400-6037-555

You should rely only on the information that we incorporate by reference or provide in this prospectus or in any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

US$300,000,000

Class A Common Shares
Warrants
Rights
Units

AIOS TECH INC.

_________________________________________________________________________

Prospectus dated [•], 2026

_________________________________________________________________________

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus, or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this prospectus shall not, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

PART II

Information Not Required in Prospectus

Item 8. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, provided that such person acted honestly and in good faith with a view to the best interests of the indemnifying company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. AIOS Tech Inc’s amended and restated memorandum and articles of association provide that, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9. Exhibits

AIOS TECH INC.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on April 20, 2026)
4.1	Registrant’s Form of Class A common share Certificate (incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020)
4.2	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 20, 2026)
4.3	Form of Securities Purchase Agreement dated February 13, 2026 between the Registrant and Investors (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 13, 2026)
4.4	Form of Warrants dated February 13, 2026 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on February 13, 2026)
4.5*	Form of Warrant Agreement
4.6*	Form of Warrant
4.7*	Form of Right
4.8*	Form of Unit Agreement (including Specimen Unit Certificate)
5.1**	Opinion of Ogier
5.2**	Opinion of Dorsey & Whitney
5.3*	Opinion of Loeb & Loeb LLP regarding the enforceability of certain securities being registered
23.1**	Consent of Ogier (included in Exhibit 5.1)

Exhibit No.	Description
23.2**	Consent of Dorsey & Whitney (included in Exhibit 5.2)
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)
23.4**	Consent of Enrome LLP
24.1	Power of Attorney (contained on signature page)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107**	Filing Fee Table

____________

*        To be filed, if applicable, by amendment or as an exhibit to a report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

**      To be filed by amendment.

Item 10. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b).

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on [•], 2026.

AIOS Tech Inc.
By:
Name:	Li Guo
Title:	Co-Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Li Guo and as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Form F-3 registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
	Co-Chief Executive Officer	[•], 2026
Name: Xin Liu
	Co-Chief Executive Officer and Director	[•], 2026
Name: Li Guo	(Principal Executive Officer)
	Chairperson of the Board,	[•], 2026
Name: Xuemei Zhang	President of the Company and Director
	Chief Financial Officer	[•], 2026
Name: Sylvia Kong Bit Hee	(Principal Financial and Accounting Officer)
	Chief Compliance and Operation Officer	[•], 2026
Name: Chui Kwan Pui
	Independent Director	[•], 2026
Name: Yun Zhao
	Independent Director	[•], 2026
Name: Yishi Huang
	Independent Director	[•], 2026
Name: Ziming Huang

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of AIOS Tech Inc. has signed this registration statement or amendment thereto in New York on [•], 2026.

Authorized U.S. Representative
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President